The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated June 10, 2010

Pricing Supplement Dated , 2010 (To Prospectus dated July 2, 2007 and Prospectus Supplement dated February 2, 2010) THE BANK OF NEW YORK MELLON CORPORATION	Rule 424(b)(5) File Nos. 333-144261, 333-144261-01, 333-144261-02, 333-144261-03, 333-144261-04, 333-144261-05, 333-144261-06 and 333-144261-07.

Senior Medium-Term Notes Series G, U.S. $ Fixed Rate

Senior Medium-Term Notes Series G

(U.S. $ Fixed Rate)

Trade Date:                         , 2010

Original Issue Date:                         , 2010

Principal Amount: $

Net Proceeds to Issuer: $

Price to Public:       %, plus accrued interest, if any, from and including                         , 2010

Commission/Discount:       %

Agent’s Capacity:    ☒    Principal Basis     ☐    Agency Basis

Maturity Date:                         , 20

Interest Payment Dates: Semi-annually on the         th day of                      and                      of each year, commencing                         , 2010 and ending on maturity date (or next business day, modified following)

Interest Rate:       % per annum

Expected Ratings (Moody’s, Standard & Poor’s, Fitch, DBRS):

A security rating is not a recommendation to buy, sell or hold securities, and may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

The Notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. In addition, the Notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

See “Risk Factors” at page 3 concerning matters you should consider in connection with your investment in the Notes.

Form:	☒	Book Entry
	☐	Certificated

Redemption:	☒	The Notes cannot be redeemed prior to maturity
	☐	The Notes may be redeemed prior to maturity

Repayment:	☒	The Notes cannot be repaid prior to maturity
	☐	The Notes can be repaid prior to maturity at the option of the holder of the Notes

Discount Note:	☐ Yes	☒ No

Defeasance: The defeasance and covenant defeasance provisions of the Senior Indenture described under “Description of Senior Debt Securities and Senior Subordinated Debt Securities – Legal Defeasance and Covenant Defeasance” in the Prospectus will apply to the Notes.

Plan of Distribution: The Notes described herein are being purchased, severally and not jointly, by each of the agents named in the below table (the “Agents”), each as principal, on the terms and conditions described in the Prospectus Supplement under the caption “Plan of Distribution of Medium-Term Notes.”

Agent	Aggregate Principal Amount of Notes to be Purchased
Barclays Capital Inc.	$
UBS Securities LLC	$

Total:	$

The Agents expect to deliver the Notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on or about the fifth business day following the date of this Pricing Supplement. Trades of securities in the secondary market generally are required to settle in three business days, referred to as T+3, unless the parties to a trade agree otherwise. Accordingly, by virtue of the fact that the initial delivery of the Notes will not be made on a T+3 basis, investors who wish to trade the Notes before a final settlement will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

Risk Factors

An investment in our securities is subject to certain risks. Before you decide to invest in the Notes, you should consider the risk factors described in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, the other documents incorporated by reference into this pricing supplement or the accompanying prospectus supplement and prospectus, and the additional risk factor set forth below.

Legislative actions taken now or in the future may have a significant adverse effect on the Company’s operations.

Recent events in the financial services industry and, more generally, in the financial markets and the economy, have led to various proposals for changes in the regulation of the financial services industry. In 2009, legislation proposing significant structural and other revisions to the regulation of the financial services industry was introduced in the U.S. Congress. A widesweeping version of such legislation was passed by the House of Representatives in 2009 and another widesweeping version was passed by the Senate in May 2010. Some form of this legislation is likely to be enacted in the near future. The legislation in both the House and Senate would impose higher capital standards and numerous other requirements on “systemically significant institutions.” This term is expected to include, among other things, all bank holding companies with assets of at least $50 billion, which would include the Company. The Federal Reserve is, however, anticipated to establish graduated requirements depending on a wide variety of factors.

Among numerous other provisions that could have an effect on the Company are:

•

A change in the assessment base for federal deposit insurance from the amount of insured deposits to consolidated assets less tangible equity. This change, if implemented, likely would result in significantly higher deposit insurance assessments for banks with substantial international operations, including The Bank of New York Mellon.

•

The so-called “Volcker” rule provisions, which would require the federal banking agencies, through joint rulemaking and reflecting recommendations and modifications by the proposed Financial Stability Oversight Council, to prohibit proprietary trading and sponsorship of or investment in hedge funds or private equity funds by insured depository institutions and certain of their affiliates. This could limit or prohibit certain of our existing asset management activities.

•

A provision in the Senate legislation would apply the regulatory capital requirements for banks to bank holding companies, which could potentially exclude all trust preferred securities and cumulative preferred from Tier 1 capital of bank holding companies, such as The Bank of New York Mellon Corporation.

Although there can be no assurance that any or all of these legislative changes will ultimately be enacted, any such changes, if enacted, may impact the profitability of our business activities and require that we change certain of our business practices, and could expose us to additional costs (including increased compliance costs). These changes may also require us to invest significant management attention and resources to make any necessary changes.

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